EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$3,789,984.14	$92.70	$351.33
Fees Previously Paid	$3,884,000.00		$360.03
Total Transaction Valuation	$(94,015.86)		$(8.70)
Total Fees Due for Filing			$351.33
Total Fees Previously Paid			$360.03
Total Fee Offsets			—
Net Fee Due			—